Merger

Effective at the close of business on July 11, 2003, the Fund acquired the net assets of Evergreen Offit National Fund in a tax-free exchange for Class A, Class B, Class C and Class I shares of the Fund. The acquired net assets consisted primarily of portfolio securities with unrealized appreciation of $9,454,605. The aggregate net assets of the Fund and Evergreen Offit National Fund immediately prior to the acquisition were $521,130,244 and $94,992,877, respectively. The aggregate net assets of the Fund immediately after the acquisition were $616,123,121. Evergreen Offit National Fund was the accounting and performance survivor in this transaction.